[FRANKLIN TEMPLETON LETTERHEAD]

April 22, 2016

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:         Ms. Marianne Dobelbower

Re:	Franklin Templeton ETF Trust (“Registrant”) File No. 811-23124

Dear Ms. Dobelbower:

On behalf of the Registrant, below are the Registrant’s responses to the comments you provided to our counsel, J. Stephen Feinour, Jr. of Stradley Ronon Stevens & Young, LLP, with regard to the Registrant’s initial registration statement on Form N-1A (the “Registration Statement”) relating to the registration of the Registrant’s new series, Franklin Franklin LibertyQ International Equity Hedged ETF, Franklin LibertyQ Emerging Markets ETF, Franklin LibertyQ Global Dividend ETF and Franklin LibertyQ Global Equity ETF (each a “Fund” and, collectively, the “Funds”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 5, 2016 under Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”), and Section 6 of the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a Pre-Effective Amendment to the Registrant’s Registration Statement filed pursuant to Rule 472 under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus – Fund Summaries

Franklin LibertyQ International Equity Hedged ETF

Fee Table

1.	Comment:
Please complete the fee tables and the footnote addressing the fee waiver.  Please confirm the fee waiver agreement will be in effect for at least one year from the effective date of the registration statement.

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
April 22, 2016

Response:                      The fee table and the footnote addressing the fee waiver will be completed for each Fund prior to effectiveness of the Registration Statement.  The fee waiver agreement for each Fund will be in effect for at least one year from the effective date of the Fund’s Registration Statement.

Principal Investment Strategy

2.	Comment:
On page 2, the prospectus states, “the Fund may invest up to 80% of its net assets in the component securities of the Underlying Index and in depositary receipts representing such securities.” Please revise this policy to provide that the Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes.  See Rules 35d-1(a)(2)(i) and 35d-1(d)(2) under the 1940 Act.  We also note that the Rule 35d-1 adopting release states that index funds are generally expected to invest more than 80% of their assets in investments connoted by the applicable index.  Please confirm that the Fund will comply with the requirements of Rule 35d-1.  See Investment Company Names, Investment Company Act Release No.  24828 (Jan 17, 2001), at text accompanying note 16.

Response:                      The disclosure referenced above on page 2 of the prospectus provides the following:

Under normal market conditions, the Fund invests at least 80% of its assets in the component securities of the International Equity Hedged Underlying Index and in depositary receipts representing such securities.

The Registrant filed an amended and restated application for exemptive relief with the SEC on April 11, 2016 (Accession No. 0001137439-16-000426), which, if granted, would permit the Funds to operate as index-based exchange-traded funds.  The 80% policy referenced above and disclosed on page 2 of the prospectus is consistent with the terms of that exemptive application.

The Registrant also notes that the following disclosure is included under the “Goals, Strategies and Risks—Non-Fundamental Investment Policies” section of the Statement of Additional Information (“SAI”):

Each of the Franklin LibertyQ International Equity Hedged ETF, Franklin LibertyQ Emerging Markets ETF and Franklin LibertyQ Global Equity ETF has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest at least 80% of its assets in equity securities or investments, such as depositary receipts, that are the type of investments, or are economically tied to the particular country or geographic region, suggested by the Fund’s name.  Each Fund considers the securities or investments that are the type of investments, or are economically tied to the particular country or geographic region, suggested by the Fund’s name to be those securities or investments that

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
April 22, 2016

comprise the respective Underlying Index.  For purposes of such investment policy, “assets” include the Fund’s net assets, plus the amount of any borrowings for investment purposes. The Fund’s 80% policy is non-fundamental, which means that it may be changed by the board of trustees without the approval of shareholders. Shareholders will be given at least 60 days’ advance notice of any change to the Fund’s 80% policy.

The Registrant confirms that the three Funds referenced in the SAI disclosure above will comply with the requirements of Rule 35d-1.

3.	Comment:
On page 2, the prospectus states that the index is “based on the MSCI EAFE Index that aims to reflect the performance of Franklin Templeton’s investment strategy.”  Please clarify what is meant by the “performance of Franklin Templeton’s investment strategy.”  Can Franklin Templeton change its investment strategy and therefore the composition of the Underlying Index?  What is the investment strategy that is being tracked by the Underlying Index?  Does “Franklin Templeton’s investment strategy” refer to the multi-factor selection process described later in the paragraph?  Is the performance of Franklin Templeton’s investment strategy separately tracked?

Response:                      The Registrant will revise the above-cited disclosure for each Fund as follows:

Franklin LibertyQ International Equity Hedged ETF

The International Equity Hedged Underlying Index is a systematic, rules-based proprietary index that is owned and calculated by MSCI Inc. (MSCI) ~~based on the MSCI EAFE Index that aims to reflect the performance of Franklin Templeton’s investment strategy, with the currency risk of the securities included in the Underlying Index hedged against the U.S. dollar~~. The International Equity Hedged Underlying Index is derived from the MSCI EAFE Index based on a methodology developed with Franklin Templeton to reflect the desired investment strategy for the International Equity Hedged Underlying Index.

Franklin LibertyQ Emerging Markets ETF

The Emerging Markets Underlying Index is a systematic, rules-based proprietary index that is owned and calculated by MSCI Inc. (MSCI) ~~based on the MSCI Emerging Markets Index that aims to reflect the performance of Franklin Templeton’s investment strategy~~. The Emerging Markets Underlying Index is derived from the MSCI Emerging Markets Index based on a methodology developed with Franklin Templeton to reflect the desired investment strategy for the Emerging Markets Underlying Index.

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
April 22, 2016

Franklin LibertyQ Global Dividend ETF

The Global Dividend Underlying Index is a systematic, rules-based proprietary index that is owned and calculated by MSCI Inc. (MSCI) ~~based on the MSCI ACWI ex REITs Index that aims to reflect the performance of Franklin Templeton’s investment strategy~~. The Global Dividend Underlying Index is derived from the MSCI ACWI ex REITs Index based on a methodology developed with Franklin Templeton to reflect the desired investment strategy for the Global Dividend Underlying Index.

Franklin LibertyQ Global Equity ETF

The Global Equity Underlying Index is a systematic, rules-based proprietary index that is owned and calculated by MSCI Inc. (MSCI) ~~based on the MSCI ACWI Index that aims to reflect the performance of Franklin Templeton’s investment strategy~~. The Global Equity Underlying Index is derived from the MSCI ACWI Index based on a methodology developed with Franklin Templeton to reflect the desired investment strategy for the Global Equity Underlying Index.

In developing each Underlying Index, Franklin Templeton provided MSCI with information about the factor selection process and other elements of the methodology so that MSCI could develop index rules that captured that information.  The methodology of each Underlying Index may be amended by MSCI and Franklin Templeton by a signed written amendment.

4.	Comment:
On page 2, the prospectus states the Underlying Index uses a multi-factor selection process, which seeks exposure to four investment factors - quality, value, momentum and low volatility.  Please define each of these factors in plain English.

Response:                      The Registrant will add the following disclosure to the Fund Summaries and Fund Details sections of the prospectus for each Fund (except Franklin LibertyQ Global Dividend ETF):

Factors are common characteristics that relate to a group of issuers or securities that are important in explaining the returns and risks of those issuers’ securities.  The “quality” factor incorporates descriptors such as return on equity, earnings variability, cash return on assets and leverage.  The “value” factor incorporates descriptors such as price to earnings, price to forward earnings, price to book value and dividend yield.  The “momentum” factor incorporates descriptors such as 6-month risk adjusted price momentum and 12-month risk-adjusted price momentum.  The “low volatility” factor incorporates descriptors such as historical beta (i.e., a measure of the volatility of a security relative to the total market).

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
April 22, 2016

The Registrant will add the following disclosure to the Fund Summary and Fund Details sections of the prospectus for Franklin LibertyQ Global Dividend ETF:

Factors are common characteristics that relate to a group of issuers or securities that are important in explaining the returns and risks of those issuers’ securities.

***

Second, equity securities are then selected based on their exposure to the quality investment style factor, which incorporates descriptors such as return on equity, earnings variability, cash return on assets and leverage.

5.	Comment:
On page 2, the prospectus states that the Underlying Index seeks “a lower level of risk and higher risk-adjusted performance than the MSCI EAFE Index over the long term.”  Please disclose how the Underlying Index seeks to achieve this lower level of risk and higher risk-adjusted performance.

Response:                      Each Underlying Index except the Franklin Global Dividend Index seeks to achieve a lower level of risk and higher risk-adjusted performance than the MSCI Index on which it is based over the long term by applying a multi-factor selection process.  The Franklin Global Dividend Index seeks to achieve a lower level of risk and higher risk-adjusted performance than the MSCI ACWI ex REITs Index over the long term by applying dividend persistence and yield screens and the quality factor selection process.  The Registrant will therefore revise the relevant disclosure for each Fund as follows:

Franklin LibertyQ International Equity Hedged ETF

The International Equity Hedged Underlying Index ~~uses a multi-factor selection process that is designed to select equity securities from the MSCI EAFE Index that have exposure to four investment style factors – quality, value, momentum and low volatility – while~~ seeks~~ing~~ to achieve a lower level of risk and higher risk-adjusted performance than the MSCI EAFE Index over the long term by applying a multi-factor selection process, which is designed to select equity securities from the MSCI EAFE Index that have exposure to four investment style factors – quality, value, momentum and low volatility.

Franklin LibertyQ Emerging Markets ETF

The Emerging Markets Underlying Index ~~uses a multi-factor selection process that is designed to select equity securities from the MSCI Emerging Markets Index that have exposure to four investment style factors – quality, value, momentum and low volatility – while~~ seeks~~ing~~ to achieve a lower level of risk and higher risk-adjusted performance than the MSCI Emerging Markets Index

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
April 22, 2016

over the long term by applying a multi-factor selection process, which is designed to select equity securities from the MSCI Emerging Markets Index that have exposure to four investment style factors – quality, value, momentum and low volatility.

Franklin LibertyQ Global Dividend ETF

The Global Dividend Underlying Index ~~uses a multi-factor selection process that is designed to select equity securities from the MSCI ACWI ex REITs Index that have exposure to two factors – growth and sustainability of dividends as well as quality – while~~ seeks~~ing~~ to achieve a lower level of risk and higher risk-adjusted performance than the MSCI ACWI ex REITs Index over the long term by applying dividend persistence and yield screens and the quality factor selection process.

Franklin LibertyQ Global Equity ETF

The Global Equity Underlying Index ~~uses a multi-factor selection process that is designed to select equity securities from the MSCI ACWI Index that have exposure to four investment style factors – quality, value, momentum and low volatility – while~~ seeks~~ing~~ to achieve a lower level of risk and higher risk-adjusted performance than the MSCI ACWI Index over the long term by applying a multi-factor selection process, which is designed to select equity securities from the MSCI ACWI Index that have exposure to four investment style factors – quality, value, momentum and low volatility.

6.	Comment:
On page 2, second paragraph, the prospectus notes that when the investment manager uses a representative sampling technique, “each security would be selected through the investment manager’s quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of the Underlying Index.”  Please revise this paragraph for a plain English explanation of what the “quantitative analytical procedures” are, and how these procedures are used to select stocks for inclusion in the Fund.

Response:                      The Registrant will revise the relevant disclosure for each Fund as follows:

Franklin LibertyQ International Equity Hedged ETF

Under the representative sampling technique, ~~each security would be selected through~~ the investment manager~~’s~~ will select securities that collectively have ~~quantitative analytical procedures to give the Fund’s portfolio~~ an investment profile similar to that of the International Equity Hedged Underlying Index, including securities that resemble those included in the International Equity

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
April 22, 2016

Hedged Underlying Index in terms of risk factors, performance attributes and other characteristics, such as market capitalization and industry weightings.

Franklin LibertyQ Emerging Markets ETF

Under the representative sampling technique, ~~each security would be selected through~~ the investment manager~~’s~~ will select securities that collectively have ~~quantitative analytical procedures to give the Fund’s portfolio~~ an investment profile similar to that of the Emerging Markets Underlying Index, including securities that resemble those included in the Emerging Markets Underlying Index in terms of risk factors, performance attributes and other characteristics, such as market capitalization and industry weightings.

Franklin LibertyQ Global Dividend ETF

Under the representative sampling technique, ~~each security would be selected through~~ the investment manager~~’s~~ will select securities that collectively have ~~quantitative analytical procedures to give the Fund’s portfolio~~ an investment profile similar to that of the Global Dividend Underlying Index, including securities that resemble those included in the Global Dividend Underlying Index in terms of risk factors, performance attributes and other characteristics, such as market capitalization and industry weightings.

Franklin LibertyQ Global Equity ETF

Under the representative sampling technique, ~~each security would be selected through~~ the investment manager~~’s~~ will select securities that collectively have ~~quantitative analytical procedures to give the Fund’s portfolio~~ an investment profile similar to that of the Global Equity Underlying Index, including securities that resemble those included in the Global Equity Underlying Index in terms of risk factors, performance attributes and other characteristics, such as market capitalization and industry weightings.

7.	Comment:
On page 2, fourth paragraph, the prospectus states that “[c]omponents of the Underlying Index includes equity securities and foreign currency forward contracts.”  Is the monthly currency forward contract rollover hedge that is described in the remainder of the paragraph the only type of foreign currency forward contract that is a component of the Underlying Index?  If not, please describe with specificity for what purpose the Underlying Index uses other foreign currency forward contracts.

Response:                      The Franklin International Equity Hedged Index incorporates a hedge against non-U.S. currency fluctuations by reflecting the impact of rolling monthly currency forward contracts on the currencies represented in the Franklin International

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
April 22, 2016

Equity Hedged Index (the “hedge impact”). The return of the Franklin International Equity Hedged Index is calculated as the sum of the return of the corresponding unhedged index denominated in U.S. dollars plus the hedge impact.  Foreign currency forward contracts are not components of the Franklin International Equity Hedged Index.  The disclosure will be revised accordingly.

8.	Comment:
On page 3, the disclosure states the Fund will be concentrated to the same extent as the Underlying Index.  Please disclose in what industry or group of industries the Underlying Index is concentrated as of the date of the prospectus.

Response:                      To the extent an Underlying Index is concentrated in a particular industry or group of industries prior to the effective date of the Fund’s Registration Statement, the Fund will specify the industry or group of industries in which it expects to be concentrated.  As of the date of this response letter, however, none of the Underlying Indexes are concentrated in an industry or group or industries.

Principal Risks

9.	Comment:
On page 3, the prospectus states that the Fund may invest a significant portion of its assets in a specific geographic region or particular country.  Please disclose in the strategy and the risk sections the particular region or country in which the fund will invest.

Response:                      Each Fund will invest in specific countries or geographic regions, which may change from time to time, to approximately the same extent as its Underlying Index.  Therefore, in response to your comment, the Registrant will add the following sentence to the “Regional” risk in the Fund Summaries and Fund Details sections of the prospectus:

The Fund will invest in specific countries or geographic regions to approximately the same extent as the Underlying Index.

10.	Comment:
On page 4, the prospectus includes market trading as a principal risk, and notes that “Any of these factors, among others, may lead to the Fund’s shares trading at a premium or discount to NAV.”  Please explain in plain English how a Fund share trading at a premium or discount affects shareholders in the secondary market.

Response:                      The Registrant will revise the “Market Trading” risk disclosure in the Fund Summary section of the prospectus for each Fund as follows:

Market Trading  The Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares, losses from trading in secondary markets, periods of high volatility and disruption in the creation/redemption process of the Fund. Any of these factors, among others, may

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
April 22, 2016

lead to the Fund’s shares trading at a premium or discount to NAV. Thus, you may pay more (or less) than NAV when you buy shares of the Fund in the secondary market, and you may receive less (or more) than NAV when you sell those shares in the secondary market.  The investment manager cannot predict whether shares will trade above (premium), below (discount) or at NAV.

Corresponding revisions will be made to the “Market Trading” risk disclosure in the Fund Details section of the prospectus for each Fund.

11.	Comment:
On page 4, the prospectus states that “Derivatives involve costs and create economic leverage in the Fund’s portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Funds’ initial investment.”  We note that the Fund only discloses that it will invest in foreign currency forward contracts.  If the fund intends to use other derivatives for leverage as a principal investment strategy, please revise the principal investment strategy disclosure accordingly.  If the Fund’s only exposure to derivatives will be through foreign currency forward contracts, consider combining this risk factor with the “Currency Hedging” risk factor to avoid investor confusion.

Response:                      The Franklin LibertyQ International Equity Hedged ETF’s exposure to derivatives is only expected to be achieved through the use of foreign currency forward contracts.  Therefore, as requested, “Derivative Instruments” risk and “Currency Hedging” risk in the Fund Summary and Fund Details sections of the prospectus will be combined into a “Currency Hedging” risk that discloses the risks associated with foreign currency forward contracts.

12.	Comment:	Revise the performance disclosure to include narrative required by Item 4(b)(2)(i), Instruction 1(b).

Response:                      The Registrant will revise the performance disclosure for each Fund as follows:

Because the Fund is new, it has no performance history. Once the Fund has commenced operations, you can obtain updated performance information at libertyshares.com or by calling (800) DIAL BEN/342-5236. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

13.	Comment:
Please confirm that neither the Funds nor any of their related companies pay financial intermediaries for the sale of Fund shares or related services.  Otherwise, please include the disclosure required by Item 8.

Response:                      The Registrant will add the disclosure required by Item 8 of Form N-1A for each Fund.

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
April 22, 2016

Franklin LibertyQ Emerging Markets ETF

14.	Comment:
Please review all comments provided for the Franklin LibertyQ International Equity Hedged ETF, and note their applicability to the Franklin LibertyQ Emerging Markets ETF.  Please revise the Franklin LibertyQ Emerging Markets ETF disclosure accordingly.

Response:                      Please see responses provided above.  The Registrant will revise the Franklin LibertyQ Emerging Markets ETF disclosure accordingly.

Franklin LibertyQ Global Dividend ETF

15.	Comment:
Please review all comments provided for the Franklin LibertyQ International Equity Hedged ETF, and note their applicability to the Franklin LibertyQ Global Dividend ETF.  Please revise the Franklin LibertyQ Global Dividend ETF disclosure accordingly.

Response:                      Please see responses provided above.  The Registrant will revise the Franklin LibertyQ Global Dividend ETF disclosure accordingly.

Franklin LibertyQ Global Equity ETF

16.	Comment:
Please review all comments provided for the Franklin LibertyQ International Equity Hedged ETF, and note their applicability to the Franklin LibertyQ Global Equity ETF.  Please revise the Franklin LibertyQ Global Equity ETF disclosure accordingly.

Response:                      Please see responses provided above.  The Registrant will revise the Franklin LibertyQ Global Equity ETF disclosure accordingly.

Prospectus – Fund Details

17.	Comment:
On page 28, the disclosure identifies specific derivative instruments (swaps) as a principal risk of the Franklin LibertyQ International Equity Hedged ETF.  As noted above in comment 11, the Fund’s principal investment strategy indicates only that currency forwards will be used to hedge the Fund’s exposure.  If additional derivative instruments will be used, please disclose the types of derivatives the Fund is expected to use, the manner in which derivatives will be employed by the Fund, and the maximum percentage of ETF assets that are expected to be allocated to derivatives.  See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:                      Please see the response to comment 11 above.  The Registrant believes that the prospectus disclosure for the Franklin LibertyQ International Equity Hedged

Ms. Marianne Dobelbower
U.S. Securities and Exchange Commission
April 22, 2016

ETF, as revised, provides disclosure regarding the specific uses and risks of the derivatives in which the Fund will invest and is consistent with the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Prospectus – Management

18.	Comment:
Page 32 indicates that the Adviser will reduce its fees to reflect reduced services resulting from the Fund’s investment in a Franklin Templeton money fund.  None of the Funds’ fee tables include an expense line item for “Acquired Fund Fees and Expenses” (“AFFE”).  If AFFE is greater than 0.01 % of assets, please include an appropriate line in each fund’s fee table.

Response:                      AFFE for each Fund are estimated to be less than 0.01% of average net assets of the Fund.  Therefore, an AFFE line item has not been included in the Funds’ fee tables.

In connection with the Registrant’s responses to the SEC staff’s comments on the Registration Statement, as requested by the SEC staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact J. Stephen Feinour, Jr., Esq. by telephone at (215) 564-8521 or, in his absence, Joel D. Corriero, Esq. at (215) 564-8528.

Regards,

/s/ Navid Tofigh
Vice President and Assistant Secretary
Franklin Templeton ETF Trust